SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)1

ZiLOG, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

 989524301

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

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1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989524301	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 281,854
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 281,854
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%[1]
14	TYPE OF REPORTING PERSON* PN

———————

1

Based on 16,860,428 shares of common stock of ZiLOG, Inc. (the “Issuer”) outstanding at September 29, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 filed with the Securities and Exchange Commission on November 11, 2007.

CUSIP No. 989524301	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 281,854[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 767,634[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 281,854[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 767,634[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,049,388[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%[3]
14	TYPE OF REPORTING PERSON* IA

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1

Because Riley Investment Management LLC has sole investment and voting power over 281,854 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 767,634 shares of Common Stock held by its investment advisory clients, which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.

3

Based on 16,860,428 shares of common stock of ZiLOG, Inc. (the “Issuer”) outstanding at September 29, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 filed with the Securities and Exchange Commission on November 11, 2007.

CUSIP No. 989524301	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 84,300
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 84,300
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .5%[1]
14	TYPE OF REPORTING PERSON* BD

———————

Based on 16,860,428 shares of common stock of ZiLOG, Inc. (the “Issuer”) outstanding at September 29, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 filed with the Securities and Exchange Commission on November 11, 2007.

CUSIP No. 989524301	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 281,854[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 851,934[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 281,854[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 851,934[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,788[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[3]
14	TYPE OF REPORTING PERSON* IN

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1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 281,854 shares of Common Stock held by Riley Investment Partners Master Fund, L.P.

Riley Investment Management LLC has shared voting and dispositive power over 767,634 shares of Common Stock held by its investment advisory clients, which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.  B. Riley & Co., LLC has sole voting and dispositive power over 84,300 shares of Common Stock.  Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC.

CUSIP No. 989524301	13D	Page 6

Based on 16,860,428 shares of common stock of ZiLOG, Inc. (the “Issuer”) outstanding at September 29, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 filed with the Securities and Exchange Commission on November 11, 2007.

CUSIP No. 989524301	13D	Page 7

Item 4.

Purpose of the Transaction

Item 4 is hereby amended to add the following:

Upon the Issuer’s request, UEIC agreed to extend the expiration of its acquisition proposal to January 29, 2008.

The agreement that UEIC and RIP entered into on January 11, 2008 with respect to the proposed acquisition and related matters (the “Coordination Agreement”) is attached as Exhibit A. The following description of the Coordination Agreement is qualified in its entirety by reference to the agreement attached as Exhibit A. Under the Coordination Agreement, UEIC agreed to propose to the Issuer a merger with or an acquisition of all of the issued and outstanding shares of the Issuer’s capital stock at a price per share not to exceed $4.50 pursuant to an agreed upon form letter, a “UEI Initiated Transaction”. The entering into any definitive agreements with respect to a UEI Initiated Transaction, other Change in Control Transaction or the definitive acquisition agreements with respect to the sale of the Issuer’s assets is subject to each party’s reasonable satisfaction with due diligence and reasonable mutual agreement as to the terms and conditions of the definitive agreements. In addition, these agreements may not be amended or modified, or any condition set forth in such agreements may not be waived, without the consent of the other party.

Under the Coordination Agreement, subject to the above described conditions, upon the consummation of a UEI Initiated Transaction by a party or a joint acquisition vehicle, the acquirer is obligated to sell UEIC the remote-control related assets of the Issuer and to sell to RIP the remaining assets, as applicable, and the respective parties are obligated to purchase such assets. In each case the purchase price for such assets is 50% of the aggregate purchase price of the UEI Initiated Transaction. The purchase price is equal to (i) the sum of (x) the price per share paid multiplied by the number of shares purchased, in connection with such a transaction and (y) the debt of the Issuer that is assumed in connection with such a transaction, minus (ii) the Issuer’s cash on hand as at the consummation of such transaction, plus (iii) the Issuer’s transaction expenses and change in control payments triggered by the transaction. In addition, subject to the above described conditions, upon a Change in Control Transaction, the acquirer and the parties have similar obligations; except that in the case of a Change in Control Transaction where RIP is an acquiror, such obligation does not arise unless RIP acquires 50% of the outstanding equity of the Issuer. A “Change in Control Transaction” is defined under the Coordination Agreement as any merger, acquisition (whether for stock or for assets), tender or exchange offer or other business combination resulting in RIP, UEIC or a joint acquisition vehicle as owning, directly or indirectly, more than fifty percent of the voting securities of the Issuer, or having the right to elect the majority of the Issuer’s board of directors.

Under the Coordination Agreement, the parties entered into a standstill that lasts until the shorter of two years after the date of a Change in Control Transaction or UEI Initiated Transaction or four years after the date of the Coordination Agreement. Generally, under the standstill, a party may not, and may not authorize or permit its affiliates, directors, employees and other enumerated representatives or the Issuer to, sell to any person other than the other party the remote-control assets (with respect to UEIC) or the other assets (with respect to RIP); solicit, initiate, encourage or facilitate, or furnish or otherwise disclose information in furtherance of any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to a sale of such assets (or any portion thereof) to another party; negotiate or otherwise engage or participate in discussions with another party with respect to such a proposal; or enter into any letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with any other party with respect to a sale of such assets. However, the standstill will not be breached where RIP or its representatives recuse themselves from any consideration or decision making process with respect to any transaction involving a sale of the remote control assets and do not have any material involvement in such consideration or decision making.

Otherwise, the Coordination Agreement generally terminates after 2 years unless definitive agreements with respect to a UEI Initiated Transaction are entered into prior to such time.

CUSIP No. 989524301	13D	Page 8

Item 5.

Interest in Securities of the Issuer

Item 5(c) is hereby amended to add the following:

(c)

In the ordinary course of business, BRC may effect transactions in connection with its market making activities, as well as for customer transactions. On January 18, 2008, RIP purchased 100 shares of common stock at a per share price of $3.00.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

The Coordination Agreement entered into by UEIC and RIP is described above under Item 4.

Item 7.

Material to be filed as Exhibits

Exhibit A     Coordination Agreement, dated January 11, 2008, between Universal Electronics Inc. and Riley Investment Partners Master Fund, L.P.  Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

CUSIP No. 989524301	13D	Page 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2008

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member
B. Riley & Co, LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

By:	/s/ Bryant R. Riley
Bryant R. Riley